UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7 )*

TD AMERITRADE Holding Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

872364Y108

(CUSIP Number)

J. Joe Ricketts

Marlene M. Ricketts

TD AMERITRADE Holding Corporation

4211 South 102nd Street

Omaha, Nebraska 68127

with a copy to:

Brian T. May

Mayer Brown LLP

71 S. Wacker Drive

Chicago, IL 60606

(312) 782-0600

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 25, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	872364Y108	Page	2	of	9

1	NAMES OF REPORTING PERSONS: J. Joe Ricketts I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☑ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 37,349,277
	8	SHARED VOTING POWER:
	9	SOLE DISPOSITIVE POWER: 37,349,277
	10	SHARED DISPOSITIVE POWER:
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 37,349,276
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☑[1]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.8%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

[1]	Based on the provisions relating to voting agreements and the grant of proxies contained in the Stockholders Agreement, the Reporting Persons may be deemed to share voting power over the shares of Common Stock beneficially owned by TD. Based on information set forth in Amendment No. 15 to the statement on Schedule 13D filed by TD, as of May 14, 2013, TD beneficially owned, in the aggregate, 232,419,287 shares of Common Stock representing approximately 42.24% of the outstanding shares of Common Stock (such beneficial ownership percentage based on the 550,175,447 shares of Common Stock outstanding as of April 29, 2013 as reported by TD AMERITRADE in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013). The Reporting Persons disclaim beneficial ownership of all shares held by TD. However, as described in response to Item 6 of the Original Statement, the Reporting Persons and TD acknowledge that they constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”) with respect to TD AMERITRADE.
[2]	Based on 550,175,447 shares of Common Stock outstanding as of April 29, 2013 as reported by TD AMERITRADE in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013.

CUSIP No.	872364Y108	Page	3	of	9

1	NAMES OF REPORTING PERSONS: Marlene M. Ricketts I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:
United States
	7	SOLE VOTING POWER: 14,252,760
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER:
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER: 14,252,760
PERSON WITH	10	SHARED DISPOSITIVE POWER:
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
14,252,760
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
☑[3]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
2.6%[4]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
IN

[3]	Based on the provisions relating to voting agreements and the grant of proxies contained in the Stockholders Agreement, the Reporting Persons may be deemed to share voting power over the shares of Common Stock beneficially owned by TD. Based on information set forth in Amendment No. 15 to the statement on Schedule 13D filed by TD, as of May 14, 2013, TD beneficially owned, in the aggregate, 232,419,287 shares of Common Stock representing approximately 42.24% of the outstanding shares of Common Stock (such beneficial ownership percentage based on the 550,175,447 shares of Common Stock outstanding as of April 29, 2013 as reported by TD AMERITRADE in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013). The Reporting Persons disclaim beneficial ownership of all shares held by TD. However, as described in response to Item 6 of the Original Statement, the Reporting Persons and TD acknowledge that they constitute a “group” for purposes of Section 13(d) of the Exchange Act with respect to TD AMERITRADE.
[4]	Based on 550,175,447 shares of Common Stock outstanding as of April 29, 2013 as reported by TD AMERITRADE in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013.

CUSIP No.	872364Y108	Page	4	of	9

1	NAMES OF REPORTING PERSONS: J. Joe Ricketts 1996 Dynasty Trust I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☑ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 8,186,688
	8	SHARED VOTING POWER:
	9	SOLE DISPOSITIVE POWER: 8,186,688
	10	SHARED DISPOSITIVE POWER:
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,186,688
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☑[5]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.5%[6]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO - Trust

[5]	Based on the provisions relating to voting agreements and the grant of proxies contained in the Stockholders Agreement, the Reporting Persons may be deemed to share voting power over the shares of Common Stock beneficially owned by TD. Based on information set forth in Amendment No. 15 to the statement on Schedule 13D filed by TD, as of May 14, 2013, TD beneficially owned, in the aggregate, 232,419,287 shares of Common Stock representing approximately 42.24% of the outstanding shares of Common Stock (such beneficial ownership percentage based on the 550,175,447 shares of Common Stock outstanding as of April 29, 2013 as reported by TD AMERITRADE in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013). The Reporting Persons disclaim beneficial ownership of all shares held by TD. However, as described in response to Item 6 of the Original Statement, the Reporting Persons and TD acknowledge that they constitute a “group” for purposes of Section 13(d) of the Exchange Act with respect to TD AMERITRADE.
[6]	Based on 550,175,447 shares of Common Stock outstanding as of April 29, 2013 as reported by TD AMERITRADE in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013.

CUSIP No.	872364Y108	Page	5	of	9

1	NAMES OF REPORTING PERSONS: Marlene M. Ricketts 1994 Dynasty Trust I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☑ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 8,186,112
	8	SHARED VOTING POWER:
	9	SOLE DISPOSITIVE POWER: 8,186,112
	10	SHARED DISPOSITIVE POWER:
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,186,112
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☑[7]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.5%[8]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO - Trust

[7]	Based on the provisions relating to voting agreements and the grant of proxies contained in the Stockholders Agreement, the Reporting Persons may be deemed to share voting power over the shares of Common Stock beneficially owned by TD. Based on information set forth in Amendment No. 15 to the statement on Schedule 13D filed by TD, as of May 14, 2013, TD beneficially owned, in the aggregate, 232,419,287 shares of Common Stock representing approximately 42.24% of the outstanding shares of Common Stock (such beneficial ownership percentage based on the 550,175,447 shares of Common Stock outstanding as of April 29, 2013 as reported by TD AMERITRADE in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013). The Reporting Persons disclaim beneficial ownership of all shares held by TD. However, as described in response to Item 6 of the Original Statement, the Reporting Persons and TD acknowledge that they constitute a “group” for purposes of Section 13(d) of the Exchange Act with respect to TD AMERITRADE.
[8]	Based on 550,175,447 shares of Common Stock outstanding as of April 29, 2013 as reported by TD AMERITRADE in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013.

This Amendment No. 7 hereby amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on January 25, 2006 (the “Original Statement”) as amended by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 10, 2006, Amendment No. 2 to Schedule 13D filed with the SEC on August 16, 2006, Amendment No. 3 to Schedule 13D filed with the SEC on February 25, 2009, Amendment No. 4 to Schedule 13D filed with the SEC on August 11, 2009, Amendment No. 5 to Schedule 13D filed with the SEC on October 23, 2009 and Amendment No. 6 to Schedule 13D filed with the SEC on August 17, 2010 (as it may be amended from time to time hereafter, the “Statement”), in each case filed by the Reporting Persons with respect to the Common Stock, $0.01 par value (the “Common Stock”), of TD AMERITRADE Holding Corporation, a Delaware corporation (“TD AMERITRADE” or the “Issuer”). Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 7 shall have the respective meanings herein as are given to such terms in the Statement.

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Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) and (b) The following table sets forth the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons individually and by all of the Reporting Persons together. The percentage of shares of Common Stock beneficially owned was determined based on 550,175,447 shares of Common Stock outstanding as of April 29, 2013 (as reported by TD AMERITRADE in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013). Each Reporting Person has the sole power to vote and dispose of the shares of Common Stock shown below as being held by such Reporting Person.

Name	Number of Shares	Percent
J. Joe Ricketts(1)	37,349,277	6.8%
Marlene M. Ricketts(2)	14,252,760	2.6%
J. Joe Ricketts 1996 Dynasty Trust(3)	8,186,688	1.5%
Marlene M. Ricketts 1994 Dynasty Trust(4)	8,186,112	1.5%
Total:	67,974,837	12.4%

(1)	The shares do not include shares held by Marlene M. Ricketts, his spouse.

(2)	Shares of Common Stock owned by Mrs. Ricketts consist of 13,593,202 shares held by Mrs. Ricketts individually, and 659,558 shares held by an annuity trust, for which Marlene M. Ricketts is the grantor and a beneficiary. The shares do not include shares held by J. Joe Ricketts, her spouse.

(3)	The trustee of the J. Joe Ricketts 1996 Dynasty Trust is RPTC Inc.

(4)	The trustee of the Marlene M. Ricketts 1994 Dynasty Trust is RPTC Inc.

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Based on the provisions relating to voting agreements and the grant of proxies contained in the Stockholders Agreement, the Reporting Persons may be deemed to share voting power over the shares beneficially owned by TD. Based on information set forth in Amendment No. 15 to the statement on Schedule 13D filed by TD, as of May 14, 2013, TD beneficially owned, in the aggregate, 232,419,287 shares of Common Stock representing approximately 42.24% of the outstanding shares of Common Stock (such beneficial ownership percentage based on the 550,175,447 shares of Common Stock outstanding as of April 29, 2013, as reported by TD AMERITRADE in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013). The Reporting Persons disclaim beneficial ownership of all shares held by TD. However, as described in response to Item 6 of the Original Statement, the Reporting Persons and TD acknowledge that they constitute a “group” for purposes of Section 13(d) of the Exchange Act with respect to TD AMERITRADE.

All information contained in the Statement relating to TD is based on information provided by TD in its most recent amendment to its report on Schedule 13D. While the Reporting Persons have no reason to believe that such information is inaccurate or incomplete, the Reporting Persons do not assume any responsibility for the accuracy or completeness of such information.

(c) Except as described below, none of the Reporting Persons has engaged in any transaction during the past 60 days in any shares of Common Stock.

J. Joe Ricketts sold the following shares of Common Stock pursuant to Rule 144 of the Securities Act of 1933, as amended, in transactions directly with a market maker:

Date of Sale	Number of Shares Sold	Weighted Average Price Per Share
May 30, 2013	320,442	$24.00
May 31, 2013	67,877	$24.00
June 7, 2013	1,096,310	$24.00
June 10, 2013	1,347,934	$24.01
June 11, 2013	533,915	$24.00
June 17, 2013	344,584	$24.00
June 18, 2013	658,549	$24.00
June 19, 2013	2,501,438	$24.09
June 20, 2013	1,467,554	$24.03
June 25, 2013	2,411,397	$24.00

(d) Not applicable.

(e) Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: July 12, 2013

/s/ J. Joe Ricketts
J. Joe Ricketts, individually

/s/ Marlene M. Ricketts
Marlene M. Ricketts, individually

J. JOE RICKETTS 1996 DYNASTY TRUST

By:	RPTC Inc., as trustee

By:	/s/ Alfred Levitt
Alfred Levitt, trust officer

MARLENE M. RICKETTS 1994

DYNASTY TRUST

By:	RPTC Inc., as trustee

By:	/s/ Alfred Levitt
Alfred Levitt, trust officer

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